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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

      Information to be Included in Statements Filed Pursuant to Rule 13d-1
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. 18)


                Lumenis Ltd. (Formally ESC Medical Systems Ltd.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares, NIS 0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M40868107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Mr. Barnard J. Gottstein                                             Perkins Coie, LLP
 Carr-Gottstein Properties                                            1029 West Third Ave., Suite 300
 550 West 7th Ave., Suite 1540             with a copy to:            Anchorage, Alaska 99501
 Anchorage, Alaska 99501                                              Attn: Mr. Christopher Cyphers
 (907) 278-2277                                                       (907) 279-8561

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

CUSIP No. M40868107                                                 Schedule 13D


--------------------------------------------------------------------------------
       NAMES OF REPORTING PERSONS                  I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)

       Barnard J. Gottstein Revocable Living Trust,
       Barnard J. Gottstein, Trustee
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
   2
       (a) [ ]
       (b) [X]
--------------------------------------------------------------------------------
       SEC USE ONLY
   3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS  (See Instructions)
   4
       PF
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
   5
       [ ]
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   6
       Washington, United States
--------------------------------------------------------------------------------
 NUMBER OF             SOLE VOTING POWER
                   7
  SHARES               2,078,634
                  --------------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
                   8
 OWNED BY              0
                  --------------------------------------------------------------
   EACH                SOLE DISPOSITIVE POWER
                   9
 REPORTING             2,078,634
                  --------------------------------------------------------------
  PERSON               SHARED DISPOSITIVE POWER
                   10
   WITH                N/A
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
       2,078,634
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       See Instructions)
  12
       [ ]
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
       5.7%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON  (See Instructions)
  14
       OO
--------------------------------------------------------------------------------

                              (Page 2 of 6 Pages)

CUSIP No. M40868107                                                 Schedule 13D


     This Amendment No. 18 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, Amendment No. 10, dated May 27, 1999, Amendment No. 11, dated May 29, 1999, Amendment No. 12, dated June 15, 1999, Amendment No. 13, dated June 16, 1999, Amendment No. 14, dated June 17, 1999, Amendment No. 15, dated June 18, 1999, Amendment No. 16, dated June 21, 1999, and Amendment No. 17, dated June 23, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share of Lumenis Ltd. (formerly ESC Medical Systems Ltd.), an Israeli corporation (the "Company"). The Barnard J. Gottstein Revocable Living Trust, Barnard J. Gottstein trustee (the "Reporting Person") is filing this Amendment to update the information with respect to the Reporting Person's status, beneficial ownership and purposes and intentions with respect to the Shares.

Item 1. Security and Issuer

     Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

     This Statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.10 per share (the "Shares") of Lumenis Ltd. (formerly ESC Medical Systems Ltd.), an Israeli corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 240, Yokneam Industrial Parkway, Yokneam, Israel 20692.

Item 2. Identity and Background

     Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

     (a) This statement is being filed by the Barnard J. Gottstein Revocable Living Trust, Barnard J. Gottstein trustee (the "Reporting Person").

     (b) The Reporting Person's business address is c/o Carr-Gottstein Properties, 550 West 7th Avenue, Suite 1540, Anchorage, Alaska 99501.

     (c) The Reporting Person is a Washington trust formed by Barnard J. Gottstein for estate planning purposes, and Barnard J. Gottstein, trustee of the Reporting Person, is also a manager of Carr-Gottstein Properties, Limited Partnership, an Alaska real estate holding company located at 550 West 7th Avenue, Suite 1540, Anchorage, Alaska, 99501.

     (d) Neither Barnard J. Gottstein nor the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Barnard J. Gottstein nor the Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in, or made either subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is organized under the laws of the state of Washington and Barnard J. Gottstein is a citizen of the United States.

                              (Page 3 of 6 Pages)

CUSIP No. M40868107                                                 Schedule 13D


Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     146,500 Shares were acquired between June 3, 1999 and March 1, 2002 for approximately $2,016,205 through the use of personal trust funds of the Reporting Person.

Item 4. Purpose of Transaction

     Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

     The Reporting Person presently holds the Shares for investment purposes and it may continue to buy or sell Shares from time to time on that basis. Otherwise, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (b) through (j) of Item 4 of the form of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

     (a) The Reporting Person beneficially owns 2,078,634 Shares. The percentage of the class of such Shares beneficially owned by the Reporting Person is 5.7% (the "Percentage"). Despite the open market purchases set forth in Item 3 and subsection (c) of this Item 5, the Percentage represents a reduction of the percentage of Shares beneficially owned as reported in Item 5 of the Original
Schedule 13D. Such reduction is due primarily to an increase in the number of issued and outstanding Shares from 26,027,000 Shares as reported on the Original
Schedule 13D to 36,654,711 Shares as reported on this Amendment. That increase primarily resulted from the issuance of various Shares by the Company since the date of the Original Schedule 13D, including those Shares issued in April 2001 pursuant to the terms of the Company's purchase of a medical products division from Coherent, Inc.

     The Percentage is calculated based on the weighted average number of Shares outstanding as of November 14, 2001, the latest report available for the Company as filed on Form 10-Q with the Securities and Exchange Commission on such date.

     Item 5(b) of the Original Schedule 13D is hereby amended and restated as follows:

     (b) The information in items 7 through 10 on the cover page (page 2) of this Schedule 13D is hereby incorporated by this reference.

     Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

     (c) The Reporting Person effected the following open market purchases of Shares during the past 60 days:

            Date of              Amount of                     Price
          Transaction       Securities Involved              per Share
          ------------------------------------------------------------
          2/08/02                  5,000                     $ 14.7868
          2/25/02                 15,000                     $  9.1269
          2/26/02                 22,300                     $  9.3816
          2/27/02                 10,000                     $  9.8298
          3/01/02                  6,700                     $  8.0300

                              (Page 4 of 6 Pages)

CUSIP No. M40868107                                                 Schedule 13D


     Item 5(d) of the Original Schedule 13D is hereby amended and restated as follows:

     (d) Barnard J. Gottstein, as trustee and trustor of the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

     There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies).

                            (Signature page follows)

                               (Page 5 of 6 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 4, 2002                Barnard J. Gottstein Revocable Living Trust

                                     By: /s/ Barnard J. Gottstein
                                         ---------------------------------------
                                              Barnard J. Gottstein, trustee


                              (Page 6 of 6 Pages)